EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the year ended October 31,
	2006	2005	2004	2003	2002
Earnings:
Pretax income (loss) from continuing operations	(475,701)	(108,543)	(60,415)	(112,059)	(163,632)
Add fixed charges	3,671	4,913	4,560	3,068	1,583

Earnings (as defined)	(472,030)	(103,630)	(55,855)	(108,991)	(162,049)

Fixed Charges:
Interest expense	2,760	3,226	3,209	2,038	112
Estimate of interest within rental expense	911	1,687	1,351	1,030	1,471

Total fixed charges	3,671	4,913	4,560	3,068	1,583

Ratio of earnings to fixed charges	(128.57)	(21.09)	(12.25)	(35.53)	(102.37)

Deficiency	(475,701)	(108,543)	(60,415)	(112,059)	(163,632)